March 6, 2019

Jennifer G. Tejada
Chief Executive Officer
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94103

       Re: PagerDuty, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 15, 2019
           CIK No. 0001568100

Dear Ms. Tejada:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       References to prior comments are to those in our letter dated February 8, 2019.

Draft Registration Statement on Form S-1 submitted February 15, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operation
Key Factors Affecting Our Performance, page 57

1. Your response to prior comment 4 states that the company does not believe the number of paid users to be a key metric. However, the majority of your revenue is generated from your existing customer base and you expand your existing customer base by adding more users and creating additional use cases, as noted in the chart on page
55. Since the
       number of users and use cases per customer appear to impact your revenue, tell us what consideration you have given to disclosing the number of users per customer and use
 Jennifer G. Tejada
PagerDuty, Inc.
March 6, 2019
Page 2
         cases per customer as key metrics. Consider disclosing whether the increase in customers with over $100,000 in annual recurring revenue were existing customers that expanded their subscription or were new customers. In addition, consider stratifying your customer base to indicate the portion of customers that are small or medium size.
Results of Operations
Comparison of the Nine Months Ended October 31, 2017 and 2018
Revenue , page 62

2. You disclose that revenue increased by 48% for the nine months ended October 31, 2018 compared to the nine months ended October 31, 2017 and that this increase was primarily attributable to increases in revenues from both existing and new customers. Please revise your disclosures to separately quantify the amount of this increase that is attributable from existing customers versus new customers. Your disclosures should also quantify the underlying drivers that are increasing existing customer sales such as disclosing the amount that is attributable to an increase in the number of users and to purchases of additional functionality. Refer to Section III.D of SEC Release No. 33-6835.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 71

3. Please provide us with a listing of all share options granted in the nine months ended
         October 31, 2018 and any granted subsequent to this date and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-
3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                                Sincerely,
FirstName LastNameJennifer G. Tejada
                                                                Division of
Corporation Finance
Comapany NamePagerDuty, Inc.
                                                                Office of
Information Technologies
March 6, 2019 Page 2                                            and Services
FirstName LastName